Concrete Pumping Holdings Acquisition Corp.

28 West 44th Street, Suite 501

New York, New York 10036

November 16, 2018

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Concrete Pumping Holdings Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 8, 2018

File No. 333-227259

Dear Ms. Ravitz:

Concrete Pumping Holdings Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. New York City time on November 19, 2018, or as soon thereafter as possible.

Please call Elliott M. Smith of Winston & Strawn LLP at (212) 294-6787 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

Concrete Pumping Holdings Acquisition Corp.

By:	/s/ Tariq Osman
Name:	Tariq Osman
Title:	President

cc:	Elliott M. Smith, Winston & Strawn LLP

[Signature Page to Acceleration Request]